Exhibit 99.3

Shareholder’s Manual
General Ordinary and Extraordinary Shareholders'
Meeting
April 25, 2022

Table of Contents

MESSAGE FROM THE MANAGEMENT	1
GUIDANCE FOR ATTENDANCE	2
Date Time and Place	2
Who may attend the General Meeting	2
Quorum for the holding	2
How to attend the General Meeting	2
Documentation required	2
1) Electronic Platform	2
2) Distance Voting	4
Additional Clarifications	6
MATTERS TO BE RESOLVED ON	7
ANNEX I – REGISTRATION OF ATTENDANCE	8

Message from the Management

Dear Shareholders,

With the purpose of facilitating and encouraging your attendance in the Annual Ordinary and Extraordinary Shareholders’ Meeting of Suzano S.A. (“Suzano” or “Company”), to be held on April 25, 2022, at 9:00 exclusively in electronic form (“AOEM”), we prepared this Shareholder’s Manual (“Manual”).

This document is in line with the principles and practices of good corporate governance adopted by the Company, but does not dispense with the careful and complete reading of other documents relating to AOEM, in particular the Management Proposal, prepared in accordance with the rules of Brazilian Securities and Exchange Commission (“CVM”) and Law No. 6,404, 15 December 1976, as amended (“Brazilian Corporations’ Law”), and available at Suzano’s headquarters, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at AOEM. However, considering the current public health scenario arising from the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of its shareholders and other employees necessary for holding a general meeting, decided to carry out the AOEM exclusively in electronic form, pursuant to CVM Instruction n. 481 of December 17, 2009, as amended (“ICVM 481/09”). Without prejudice to the participation in AOEM through an electronic platform as detailed below in this Manual, the Company also strongly encourages shareholders to use alternative voting mechanisms, in particular through the use of the Distance Voting Ballot, also detailed below in this Manual.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for hospitals, pharmaceuticals, foods, personal hygiene network, among others, because it believes that it is only good for the Company if it is good for the world.

Best regards

David Feffer Chairman of the Board of Directors	Walter Schalka Chief Executive Officer

Guidance

DATE AND TIME

Tuesday, 25 April 2022, at 9 a.m. (GMT-03:00)

WHERE

Exclusively in electronic form, pursuant to ICVM 481/09, as detailed below.

QUORUM FOR THE HOLDING

Quorum for the holding of AOEM in first call with the attendance of at least 1/4 (one quarter) of the capital stock.

WHO MAY ATTEND

All shareholders holding ordinary shares issued by Suzano, by themselves or by legal representatives or attorneys duly constituted in accordance with the legislation in force and in accordance with the guidelines contained in this Manual, may attend the AOEM.

Attendance of Holders of American Depositary Shares (“ADS”)

ADS holders may attend the AOEM, in which they will be represented by The Bank of New York Mellon (“BNY”), as a depositary financial institution, in accordance with the terms and procedures set forth in the Deposit Agreement signed with Suzano. BNY will send the voting cards (proxy) to the holders of ADS so that they can exercise their voting rights, being represented in the AOEM through their representative in Brazil.

HOW TO ATTEND

The Company’s shareholders may participate in AOEM in two ways: (i) through an electronic platform to be made available by the Company for access on the day and time of AOEM, as detailed below in this Manual; or (ii) by means of distance voting, pursuant to ICVM 481/09.

DOCUMENTATION REQUIRED

(1) Electronic Platform

For the purposes of attendance through an electronic platform to be accessed on the day and time of AOEM (“Electronic Platform”), interested shareholders should express their interest by sending an e-mail until 9 a.m. on April 23, 2022 to the e-mail address ri@suzano.com.br , with a copy to societario@suzano.com.br, with the information contained in Annex I to this Manual, together with (i) the proof of ownership of shares issued by the Company issued up to 4 (four) working days before the date of AOEM, that is, from April 19, 2022, by the bookkeeping financial institution or custodian, and (ii) the documents listed below (“Registration of Attendance”):

(a)Individual: copy of the valid ID with photo, or, if applicable, identity document of his/her attorney and the respective power of attorney.

(b)Legal Entity: copy of the valid ID with photo of the legal representative and copy of the supporting documents of representation, including the instrument of mandate and copy of the constitutive acts and the minutes of election of the managers.

(c)Investment Fund: copy of the valid identity document with photo of the representative and supporting documents of representation, including instrument of mandate and copy of the regulation of the fund in force, the bylaws or corporate contract of its administrator or manager, as the case may be, and the minutes of election of the administrator’s or manager’s managers.

(d)Attendance by Proxy: The attorney must have been appointed less than one (1) year in advance, and qualify as a shareholder or manager of the Company, lawyer enrolled in the Brazilian Bar Association or, also, financial institution.

As provided in the Circular/Annual Letter - 2022 - CVM/SEP, of February 24, 2022 (“Circular Letter”), the legal entities may be represented in the AOEM by their legal representatives or by representatives duly constituted in accordance with the articles of incorporation of the respective company and with the rules of the Brazilian Civil Code, and in this specific case, there is no need for the representative of the shareholder of the legal entity to be a shareholder or manager of the Company or, furthermore, a lawyer.

Similarly, shareholders’ investment funds, as a decision of the CVM Board in CVM administrative proceedings no. RJ-2014-3578, may be represented in AOEM by their legal representatives or by representatives duly constituted by its manager or administrator, as provided for in its regulation, the bylaws or articles of association of its administrator or manager, as the case may be.

Considering the current public health scenario resulting from the COVID-19 pandemic and seeking to ensure the health and integrity of our shareholders, our teams, their families and society as a whole, while seeking to facilitate and encourage the participation of shareholders in AOEM, are exempted, in relation to the documents indicated above, the formalities of recognition of signatures, authentication, notarization, consularization, apostille or sworn translation, in the latter case, by simply translating them freely into the Portuguese. It should be emphasized that documents in English and Spanish are exempted even from free translation.

Once verified the regularity of the representation documents submitted in the terms above, the information and guidelines for access to the Electronic Platform will be forwarded up to 2 (two) hours before the start time of the AOEM, to each shareholder (or its respective attorney, as the case may be) that has made the regular Registration of Attendance, the information and guidelines for access to the Electronic Platform, including, but not limited to, the access password. Such information and guidance will be forwarded exclusively to the e-mail address provided in the Registration of Attendance, regardless of the e-mail address used by the shareholder (or his/her respective attorney, as the case may be) to forward the documents and information for the purpose of making such registration.

In case of need for documentary complementation and/or additional clarification in relation to the documents submitted for the purposes of the Registration of Attendance, the Company will contact the shareholder (or its respective attorney, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Electronic Platform within the period mentioned above.

Pursuant to Article 5, paragraph three, of ICVM 481/09, the Company clarifies that, if no interest is expressed by the shareholder (or his/her respective attorney, as the case may be) in attending the AOEM, in the terms set out above, by 9:00 a.m . on April 23, 2022 or if requests for documentary complementation and/or additional clarifications referred to in the preceding paragraph in order to attest to the regularity of shareholder representation are not met, it will not be possible to shareholder to attend the AOEM through the Electronic Platform.

The Company also points out that the information and guidelines for access to the Electronic Platform, including, but not limited to, the access password, are unique and non-transferable, assuming the shareholder (or his/her respective attorney, as the case may be) full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under this Manual.

The Company also requests that, on the day of the AOEM, the qualified shareholders access the Electronic Platform at least 30 minutes in advance of the scheduled starting time, with the objective of allowing the validation of access and attendance of all shareholders who use it. Access to AOEM will not be allowed after the meeting has begun.

In anticipation of the access information that will be sent by e-mail to the duly registered shareholder, as described above, the Company clarifies that access to the Electronic Platform may occur by videoconference (modality in which shareholders can attend the meeting and express themselves by voice and video) and by audio conference (modality in which the participant can only listen to the meeting and speak by voice).

To access the Electronic Platform, the following are required: (i) computer with camera and audio that can be enabled and (ii) internet access connection of at least 1mb (minimum band of 700kbps). Video conferencing should preferably be done through the Google Chrome browser. In addition, it is also recommended that the shareholder disconnect any VPN or platform that eventually uses its camera before accessing the Electronic Platform. If there is any difficulty in accessing, the shareholder should contact +55 (11) 2820-4100, followed by *0 (asterisk zero) for support request.

Finally, the Company clarifies that it is not and will not be responsible for any operational or shareholder connection problems, as well as for any other problems external to the Company that may hinder or difficult the shareholder’s attendance in AOEM through the Electronic Platform.

(2) Distance Voting

As provided for in Articles 21-A and following of ICVM 481/09, the Company’s shareholders may also vote in AOEM by means of a distance vote, to be formalized in an electronic document called the Distance Voting Ballot (“BVD”), available on the Company’s website (www.suzano.com.br/ri), in the area of Documents delivered to CVM – 2022 Meetings, and also in the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

Distance voting using the BVD can be exercised in three ways:

(i)	by transmitting instructions for filling out the BVD to the respective custodian of each shareholder, in the case of shares deposited in central depositary;

(ii)	through the transmission of instructions for filling out the BVD to the financial institution contracted by the Company for the provision of securities bookkeeping services, in the case of shares that are not deposited in a central depositary; or

(iii)	by sending the BVD duly completed directly to the Company and sent by: (a) e-mail, to the e-mail addresses ri@suzano.com.br, with copy to societario@suzano.com.br; or (b) postal mail to the Company’s registered office, located in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, n. 1752 - 10th floor, rooms 1009, 1010 and 1011, Pituba neighborhood and ZIP code 41810-012.

Voting instructions must be received by the custodian, the bookkeeper, or the Company up to 7 (seven) days before the date of AOEM, i.e. by April 18, 2022 (inclusive), unless a different deadline is established by the respective custody agents or by the bookkeeping officer. In the case of direct sending to the Company (even if by e-mail), BVD, duly initialed and signed, must be accompanied by the other documents indicated in item (1) above, including, but not limited to, the proof of ownership of shares issued by the Company, and is also exempted in relation to BVD and such documents the formalities of recognition of signatures, authentication, notarization, consularization, apostille or sworn translation, in the latter case, in which case, its free translation into the Portuguese. It should be emphasized that documents in English and Spanish are exempted even from free translation.

After the deadline for the distance vote, i.e. April 18, 2022 (inclusive), unless a different deadline is established by the respective custodians or by the bookkeeper, the shareholders may no longer change the voting instructions sent, except in the AOEM itself, via participation through the Electronic Platform, when they may specifically request the dis-regard of the voting instructions sent by BVD before the respective matter is put to the vote.

Once again, considering the delicate moment we are all going through due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of our teams, their families and society as a whole, strongly encourages the shareholders to make particular use of this mode of voting, giving preference, even, to the options provided for by items (i) and (ii) above (i.e., transmission of the BVD to the custodian or the bookkeeping agent). If the option adopted will be the sending of BVD directly to the Company, the Management requests, again, that the documents referred to in the previous paragraph be sent preferably by e-mail to the electronic addresses ri@suzano.com.br, with copy to societario@suzano.com.br.

ADDITIONAL CLARIFICATIONS

Voting rights

Each common share issued by the Company is entitled to one vote in the resolutions of the agenda of the AOEM.

Furthermore, in accordance with Article 141 of the Brazilian Corporations’ Law, only shareholders who can prove uninterrupted ownership of the shareholding required by the Bylaws and laws in force for a period of at least three (3) months immediately preceding AOEM may participate in any separate election of a member of the Board of Directors, procedures described in the Management Proposal.

Without prejudice to the other information indicated in the Management Proposal, we point out that, pursuant to Article 141, §6 of the Brazilian Corporations’ Law, only shareholders who prove the uninterrupted ownership of the required shareholding during the period of three (3) months may participate in the separate election of a member of the Company’s Board of Directors, at least immediately prior to the AOEM.

In this sense, the shareholder who wishes to request the adoption or participate in the separate election of a member of the Board of Directors, (i) in case of attendance on the day of the AOEM through the electronic platform to be made available by the Company, shall present to the Company, together with the other documents required for its attendance in the meeting, the proof of uninterrupted ownership of the shares, issued by the competent authority not before April 19, 2022, i.e. up to 4 (four) working days prior to the date of the AOEM; or (ii) in case of attendance by means of a distance voting ballot sent directly to the Company, it must be forwarded, through the electronic addresses indicated in the distance voting form, the proof of uninterrupted ownership of the shareholding, issued by the competent authority not before April 19, 2022, and it is certain that such proof will only be considered valid if received at the electronic addresses referred up to or before 08:00 a.m. of April 25, 2022; and (iii) in case of participation by means of a distance voting ballot sent to the Bookkeeper or custodian, as directed by the Circular Letter, the presentation of documents proving the uninterrupted ownership of an ownership interest shall be waived.

TALK TO RI

For further information, Suzano’s Investor Relations Board is available for further clarification by phone (+55 11) 3503-9330 or by e-mail ri@suzano.com.br.

* * *

Matters for Resolution

Pursuant to the Call Notice published in the newspapers “Correio da Bahia” and “O Estado de São Paulo”, and made available on the Company’s website (www.suzano.com.br/ri), in the area of Documents delivered to CVM – 2022 Meetings, and also on the websites CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br ), the agenda of the AOEM shall be composed of the following matters:

1.	At the Annual Ordinary Shareholder’s Meeting:

1.1.	To examine the management accounts for the fiscal year ended on December 31 2021;

1.2.	To review, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2021, as well as review the management’s report for the aforementioned fiscal year;

1.3.	To resolve on the allocation of net income in the fiscal year ended December 31, 2021 and the distribution of dividends;

1.4.	To define the number of members who will compose the Company’s Board of Directors;

1.5.	To resolve on the election of the members of the Company’s Board of Directors;

1.6.	If the Fiscal Council is installed, to define the number of members that will compose the Fiscal Council and resolve on the election of its members; and

1.7.	Determine the annual overall remuneration of the Company’s managers and the Fiscal Council, if installed, for the fiscal year of 2022.

2.	At Extraordinary Shareholder’s meeting:

21.	To resolve on the form of Indemnity Agreement to be signed between the Company and certain beneficiaries;

2.2.	To authorize the Company’s management to take all necessary measures for the implementation of the approved matter, under the applicable law.

* * *

Annex I

Registration of Attendance

Individual
Full Name:
CPF/ME (Individual Taxpayer’s ID):
Contact phone:
Contact email:
Full address:
Number of shares:

Legal Entity / Investment Fund
Identification of legal entities / investment fund
Corporate Name:
CNPJ/ME (Legal Entities Taxpayer’s ID):
Number of Shares:
Identification of the Legal Representative
Full Name:
CPF/ME (Individual Taxpayer’s ID):
Position (e.g., Director, Attorney-in-fact, etc.):
Contact phone:
Contact email:
Full address:

Attorney-in-fact
Identification of the Attorney-in-fact
Full Name:
CPF/ME (Individual Taxpayer’s ID):
Contact phone:
Contact email:
Full address:
Identification of the Represented, if Individual
Full Name:
CPF/ME (Individual Taxpayer’s ID):
Number of Shares:
Identification of the Represented, if Legal Entity / Investment Fund
Corporate Name:
CNPJ/ME (Legal Entities Taxpayer’s ID):
Number of Shares: